Exhibit 99.2
March 5, 2015

Mr. Douglas Parkhurst
Quicksilver Resources, Inc.
801 Cherry St. #3700
Fort Worth, TX 76102

Dear Mr. Parkhurst:

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2014, to the Quicksilver Resources Canada, Inc. (QRCI) interest in certain properties located in Alberta and British Columbia, Canada. QRCI is a wholly owned subsidiary of Quicksilver Resources, Inc. (Quicksilver). The work in this report was completed as of the date of this letter. This report was prepared to provide Quicksilver with Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the properties evaluated by LPC comprise 100 percent (100%) of QRCI’s proved reserves located in Canada. We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines, reserves definitions, and applicable financial accounting rules. All prices, costs, and cash flow estimates are expressed in United States dollars (US$).

It is our understanding that LPC evaluated approximately twenty five percent (25%) of Quicksilver’s total proved reserves, that additional properties were audited or estimated by other consultants, and that the total of the audited and estimated properties by all consultants constitutes one-hundred percent (100%) of Quicksilver’s aggregate proved reserves as estimated and reported by Quicksilver.

Summarized below are LPC’s estimates of net reserves and future net cash flow. For British Columbia, future net revenue is after deducting estimated Crown and freehold royalties, and gathering, processing and transportation costs, but prior to deduction freehold mineral taxes. For Alberta, future net revenue is after deducting estimated Crown and freehold royalties, but prior to deducting freehold mineral taxes. Future net cash flow is after deducting freehold mineral taxes, operating expenses, future capital expenditures, and abandonment costs, but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the QRCI interest, as of December 31, 2014, to be:

	Net Proved Reserves and Net Cash Flow (1)
Category	Producing	Non-Producing	Undeveloped	Total

Net Remaining Reserves
Oil - MBbl	0	0	0	0
Gas - MMcf	277,438	391	0	277,829
NGL - MBbl	11	0	0	11
Income Data (US M$)
Future Net Cash Flow (US M$)	503,498	927	0	504,425
Discounted PV @ 10% (US M$)	286,027	661	0	286,688

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Oil and natural gas liquids (NGL) reserves are expressed in thousands of barrels (MBbl), where one barrel equals 42 United States gallons. Gas reserves are expressed in millions of standard cubic feet (MMcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow shown in this report are for proved developed producing and proved developed non-producing.

Both the gross and net gas reserves presented in this report are after shrinkage. All prices, revenues, expenses, and cash flows referenced in this report are in United States (US) dollars which have been converted from Canadian currency using an average exchange rate of .9101US$ per CAN$.(i.e. Canadian Dollars x 0.9101 = U.S. Dollars). The exchange rate is the twelve month unweighted arithmetic average of the first day of the month exchange rate for the period of January through December 2014.

Estimates of reserves for this report were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance. In some instances, comparisons were made to similar properties for which more complete data were available. We have used all methods and procedures that we considered necessary under the circumstances to prepare this report. We have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2014 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of QRCI to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month unweighted arithmetic average of the first day of the month price for the period January through December 2014. Gas prices are referenced to an AECO price of CAN$4.64 per MMBtu, as published in the Platts Gas Daily, and are adjusted for energy content, transportation fees, and regional price differentials. For British Columbia, gas prices are adjusted for energy content, gathering, processing and transportation, and regional price differentials. For Alberta, gas prices are adjusted for energy content and transportation. Oil and NGL prices are referenced to a West Texas Intermediate (WTI) crude oil price of US$94.99 per barrel at Cushing Oklahoma, and are adjusted for gravity, crude quality, transportation fees, and regional price differentials. These reference prices are held constant in accordance with SEC guidelines. The weighted average prices after adjustments over the life of the properties are US$76.79 per barrel of oil, US$3.79 per mcf of gas, and US$31.72 per barrel of NGL.

Lease and well operating expenses are based on data obtained from QRCI and reviewed by LPC. Expenses for the properties operated by QRCI include allocated overhead costs, direct lease and field level costs as well as compression costs and marketing expenses. Wells operated by others include all direct expenses as well as general and administrative costs and overhead costs allowed under the specific joint operating agreements. Lease and well operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by QRCI and are included as required for workovers and production equipment. QRCI has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled. Estimates of the cost to plug

LaRoche Petroleum Consultants, Ltd.

and abandon the wells are included and scheduled at the end of the economic life of individual properties. These costs are held constant.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the QRCI interest. Our projections are based on the QRCI interest receiving its net revenue interest share of estimated future gross oil, NGL, and gas production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by QRCI or was obtained from provincial regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by QRCI including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves are for behind-pipe zones and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Quicksilver.

Quicksilver makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Quicksilver has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Quicksilver of the references to our name as well as to the references to our third party report for Quicksilver which appears in the December 31, 2014 annual report on Form 10-K and/or 10-K/A of Quicksilver. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Quicksilver.

We have provided Quicksilver with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Quicksilver and the original signed report letter, the original signed report letter shall control and supersede the digital version.

LaRoche Petroleum Consultants, Ltd.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. The technical person primarily responsible for overseeing the preparation of reserves estimates herein is Stephen W. Daniel. Mr. Daniel is a Professional Engineer licensed in the State of Texas who has forty-one years of engineering experience in the oil and gas industry. Mr. Daniel earned a Bachelor of Science degree in Petroleum Engineering from University of Texas and has prepared reserves estimates for his employers throughout his career. He has prepared and overseen preparation of reports for public filings for LPC for the past sixteen years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and is not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

/s/ Stephen W. Daniel
Stephen W. Daniel
Licensed Professional Engineer
State of Texas No. 58581

SDW:ss
14-910

LaRoche Petroleum Consultants, Ltd.